1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001


April 29, 2014


VIA EDGAR


Ms. Anu Dubey, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:     O'Connor EQUUS (File Nos. 333-193931 and 811-22937)
        ---------------------------------------------------


Dear Ms. Dubey:

Pursuant to your request, and on behalf of our client, O'Connor EQUUS (the "Trust"), we are filing herewith as correspondence a blackline in connection with Pre-Effective Amendment No. 1 to the Trust's registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission ("SEC") via EDGAR (Accession No. 0001135428-14-000288) on April 25, 2014 ("Pre-Effective Amendment No. 1"). The blackline filed herewith compares the Trust's Pre-Effective Amendment No. 1 to the Trust's initial registration statement on Form N-2, which was filed with the SEC via EDGAR (Accession No. 0001135428-14-000069) on February 13, 2014.

Please contact the undersigned at (215) 963-5598 should you have any questions or comments.

Very truly yours,

/s/ Sean Graber
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Sean Graber